UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ERF Wireless, Inc.
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(Name of Issuer)

Common Stock, par value $.001
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(Title of Class of Securities)

26884K101
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(CUSIP Number)

2911 South Shore Boulevard, Suite 100
League City, Texas 77573
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2008
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 26884K101

1. Names of Reporting Persons: Randal K. Hansen

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]
(b) [  ]

3. SEC Use Only.

4. Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	89,086

	6.	Shared Voting Power.	12,817,449

	7.	Sole Dispositive Power.	89,086

	8.	Shared Dispositive Power.	12,817,449

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  12,906,535

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  [  ]

11. Percent of Class Represented by Amount in Row (9):  12.71%

12. Type of Reporting Person:  IN

CUSIP No.: 26884K101

1. Names of Reporting Persons: RAHFCO Management Group, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]
(b) [  ]

3. SEC Use Only.

4. Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	0

	6.	Shared Voting Power.	12,817,449

	7.	Sole Dispositive Power.	0

	8.	Shared Dispositive Power.	12,817,449

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  12,817,449

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  [  ]

11. Percent of Class Represented by Amount in Row (9): 12.62%

12. Type of Reporting Person:  OO

CUSIP No.: 26884K101

1. Names of Reporting Persons: RAHFCO Select, LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [  ]
(b) [  ]

3. SEC Use Only.

4. Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	0

	6.	Shared Voting Power.	11,170,384

	7.	Sole Dispositive Power.	0

	8.	Shared Dispositive Power.	11,170,384

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  11,170,384

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  [  ]

11. Percent of Class Represented by Amount in Row (9):  11.00%

12. Type of Reporting Person:  PN

Item 1.

(a) Name of Issuer:  ERF Wireless, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices: 2911 South Shore Blvd., Suite 100, League City, Texas 77573

Item 2.

(a) Name of Person Filing:  This statement (the “Statement”) is being filed by (i) RAHFCO Select, LP, a Delaware limited partnership (the “Fund”), (ii) RAHFCO Management Group, LLC, a Delaware limited liability company (“RAHFCO Management”), which serves as the general partner of the Fund, and (iii) Randal K. Hansen, the controlling member of RAHFCO Management (all of the foregoing, collectively, the “Filers”).  The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments.  The Fund directly owns 11,170,384 of the common shares reported in this Statement; Mr. Hansen and RAHFCO Management may be deemed to share with the Fund the voting and dispositive power with respect to such shares.  RAHFCO Management directly owns 1,428,571 of the common shares reported in this Statement; Mr. Hansen may be deemed to share with RAHFCO Management voting and dispositive power with respect to such shares.  Mr. Hansen directly owns 89,806 of the common shares reported in this Statement.  Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b) Address of Principal Business Office or, if none, Residence: The Principal Business Office of the Filers is 3229 Nic Ann Court, Sioux Falls, South Dakota 57103.

(c) Citizenship: For citizenship information see item 4 of the cover sheet of each Filer.

(d) Title of Class of Securities: This Statement relates to the common stock of the Issuer.

(e) CUSIP Number: 26884K101

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	❑Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	❑Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	❑Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	❑Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	❑An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	❑An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	❑A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	❑A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	❑A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Act of 1940 (15 U.S.C. 80a-3);
(j)	❑Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2.  The percentage ownership of each Filer is based on 101,569,595 shares of the Issuer’s common stock outstanding as of January 7, 2009, as obtained by the Filers directly from the issuer.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2009
Signature:	/s/ RANDAL K. HANSEN
Randal K. Hansen

RAHFCO Management Group, LLC

By:	/s/ RANDAL K. HANSEN
Name:	Randal K. Hansen
Title:	Managing Member

RAHFCO Select, LP

By:	RAHFCO Management Group, LLC, its general partner

By:	/s/ RANDAL K. HANSEN
Name:	Randal K. Hansen
Title:	Managing Member

EXHIBIT NO.	DOCUMENT
1	Joint Filing Agreement, dated as of February 16, 2009, among Randal K. Hansen, RAHFCO Management Group, LLC, and RAHFCO Select, LP to file this joint statement on 13G.

  Exhibit 1

  Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement of Schedule 13G with respect to the Common Stock, par value $0.001 per share, of ERF Wireless, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 16, 2009
Signature:	/s/ RANDAL K. HANSEN
Randal K. Hansen

RAHFCO Management Group, LLC

By:	/s/ RANDAL K. HANSEN
Name:	Randal K. Hansen
Title:	Managing Member

RAHFCO Select, LP

By:	RAHFCO Management Group, LLC, its general partner

By:	/s/ RANDAL K. HANSEN
Name:	Randal K. Hansen
Title:	Managing Member